Exhibit 99.2

3 E Network Technology Group Limited Announces Closing of Nasdaq Initial Public Offering

Guangzhou, China, January 10, 2025 -- 3 E Network Technology Group Limited (Nasdaq: MASK) (the “Company” or “3e Network”), a business-to-business (“B2B”) information technology (“IT”) business solutions provider, today announced the closing of its initial public offering (the “Offering”) of 1,250,000 Class A ordinary shares at a public offering price of US$4.00 per share. The Class A ordinary shares began trading on the Nasdaq Capital Market on January 8, 2025 under the ticker symbol “MASK.”

The Company raised aggregate gross proceeds of US$5.00 million from the Offering, before deducting underwriting commissions and discounts and other related expenses payable by the Company. In addition, the Company has granted the underwriters an option, exercisable within 45 days from the date of the final prospectus, to purchase up to an aggregate of 187,500 additional Class A ordinary shares at the public offering price, less underwriting commissions and discounts.

Proceeds from the Offering will be used for (i) expansion of current businesses; (ii) general working capital; (iii) research and development; and (iv) talent development and management.

The Offering was conducted on a firm commitment basis. Craft Capital Management LLC and Boustead Securities, LLC acted as the underwriters (collectively, the “Underwriters”) for the Offering. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP acted as U.S. counsel to the Company, and Sichenzia Ross Ference Carmel LLP acted as U.S. counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) (Registration No.: 333-276180) and was declared effective by the SEC on December 20, 2024.

The Offering was made only by means of a prospectus, forming a part of the effective registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from Craft Capital Management LLC by email at info@craftcm.com, by standard mail to 377 Oak St, Lower Concourse, Garden City, NY 11530, or by telephone at +1 (800) 550-8411; or from Boustead Securities, LLC by email at info@boustead1828.com, by standard mail to 6 Venture Ste 395, Irvine, CA 92618, or by telephone at +1 (949) 502-4408. In addition, copies of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a business-to-business (“B2B”) information technology (“IT”) business solutions provider. Through its two subsidiaries, Guangzhou Sanyi Network and Guangzhou 3E Network, the Company began by offering integrated software and hardware solutions for the property management and exhibition services spaces. Over time, 3 E Network expanded its software solutions offerings to serve a variety of sectors, including food establishments, real estate, exhibition and conferencing, and clean energy utilities. The Company’s business comprises two main portfolios: the software development portfolio and the exhibition and conference portfolio. For more information, please visit the Company’s website at http://ir.3etech.cn.

Safe Harbor Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

3 E Network Technology Group Limited

Investor Relations Department

Email: ird@3ekeji.cn